March 17, 2022

ArentFox Schiff LLP 901 K Street NW Suite 700 Washington, DC 20006 ____________________ 202.857.6000 MAIN 202.857.6395 FAX ____________________ afslaw.com

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	NeoVolta Inc.
Draft Registration Statement on Form S-1
Submitted January 21, 2022
CIK No. 0001748137

Ladies and Gentlemen:

This letter is being submitted on behalf of NeoVolta Inc. (the “Company”) in response to the comment letter, dated February 15, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted on January 21, 2022 (the “Draft Registration Statement”). The Company’s amended Draft Registration Statement (the “Amended Draft Registration Statement”) has been submitted to the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Draft Registration Statement on Form S-1

Cover Page

1.You disclose on page 61 that Maxim Group LLC is acting as the managing underwriter of the offering but you refer on the cover page to Maxim Group LLC as the sole bookrunning manager. In your next amendment, please include the names of the underwriters or advise.

Response:

The Company notes the Staff’s comment and has revised disclosure in the Amended Draft Registration Statement to disclose that Maxim Group LLC is the “sole book-running manager.”

Securities and Exchange Commission

Market, Industry and Other Data, page vi

2.Please tell us whether you commissioned any of the third party data in your document.

Response:

The Company acknowledges the Staff’s comment and confirms that no third-party data included in the Draft Registration Statement was prepared for, or commissioned by, the Company. All third-party data included in the Draft Registration Statement and the Amended Draft Registration Statement is publicly available.

Prospectus Summary, page 1

3.Please revise to disclose that you have received a going concern opinion from your auditor.

Response:

The Company acknowledges the Staff’s comment and has included the following disclosure in “PROSPECTUS SUMMARY - Risks We Face”:

“We have concluded that substantial doubt about our ability to continue as a going concern exists and our auditors have made reference to this in their audit report on our audited financial statements for the year ended June 30, 2021.”

NeoVolta Competitive Advantage, page 4

4.Please expand your disclosure in this section to explain why you are not experiencing the same back order times as your larger competitors. Your reliance on quick sales does not fully explain why you can deliver orders faster than other companies.

Response:

The Company notes the Staff’s comment and has expanded its disclosure in this section to read as follows:

“Availability. We believe recent back order times for competitive products have been as long as 9-months in 2021. Smaller installers rely on quick sales to install to payment to keep their business going, and the lack of availability of competitive products is often the reason they are introduced to NeoVolta. As of December 2021, NeoVolta is delivering on orders in under two weeks, very often the same day. We achieve this by maintaining a high level of inventory relative to projected sales, component consolidation prior to shipment, and a small lot, recurring freight strategy, which we believe allows for more flexibility in getting through the supply chain.  Our strategy of maintaining higher levels of inventory based on projected sales means that to the extent our sales expectations in any periods are incorrect we may suffer cash flow constraints for such periods.”

The Offering, page 7

5.Please reconcile your disclosure on page 7 that each unit consists of one share of your common stock and ______ warrant to purchase shares of your common stock with your disclosure on the cover page that each unit consists of one share of your common stock and _____ warrant with each whole warrant to purchase _____ share of your common stock.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure to on page 7 and throughout the Amended Draft Registration Statement to disclose that each unit consists of:

“one share of our common stock, and _____ warrant, with each whole warrant to purchase one share of common stock.”

Securities and Exchange Commission

Summary Financial Information, page 9

6.We note you present pro forma balance sheet data that is adjusted for the issuance of new convertible notes payable. It appears to us the pro forma balance related to total assets is not accurate and should be revised to include the cash you received.

Response:

The Company notes the Staff’s comment and has updated the presentation in the Amended Draft Registration Statement for the period December 31, 2021, which the Company believes has addressed the Staff’s comment.

Risk Factors

We intend to take advantage of ..., page 17

7.You disclose on page 17 that you intend to take advantage of all reduced reporting requirements, other than the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act; however, you disclose on your cover page and on pages 6 and 28 that you have elected to use the extended transition period for complying with new or revised accounting standards. Please revise your disclosure to address this inconsistency.

Response:

The Company acknowledges the Staff’s comment and has revised the referenced disclosure on page 17 to read as follows:

“We intend to take advantage of all of these reduced reporting requirements and exemptions.”

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

8.Please revise to clarify that the May 2019 IPO was a Regulation A offering.

Response:

The Company notes the Staff’s comment and has revised the referenced disclosure to clarify that the May 2019 IPO was a Regulation A offering. The revised disclosure reads as follows:

“In May 2019, we completed a public offering of shares of our common stock pursuant to Regulation A of the Securities Act (the “IPO”).  The IPO was for a total of 3,500,000 shares of our common stock at an offering price of $1.00 per share. We used the proceeds of the IPO to ramp up production, marketing, and sales of our NV14 product line. In that regard, we have used the proceeds from the offering to fund the marketing, production and distribution of our products, which commenced in July 2019 through a group of wholesale customers in California, as well as to provide additional working capital for other corporate purposes. We have expanded to include one wholesale distribution customer in Nevada.”

Our Business, page 30

9.Please disclose the material terms, such as the termination provisions, of the three-year exclusive supply agreement and the five-year exclusive supply agreement mentioned on pages 37 and F-22, respectively.

Securities and Exchange Commission

Response:

A.The Company notes the Staff’s comment and has revised the disclosure regarding three-year exclusive supply agreement as follows:

“Expand Distributor/Partner Relationships. Distributors partner with NeoVolta to market and sell our products to their own installer networks. This type of symbiotic relationship has proven to be a very successful growth strategy as evidenced by our current distributor Plus Minus Power - Energy (PMPE), located in Henderson, Nevada. We signed a three-year distribution agreement with PMPE in October 2019, which may be renewed for additional successive one year terms unless either party provides notice of nonrenewal at least 60 days before the end of the then-current term. The distribution agreement may also be terminated by either party for any reason on 90 days’ notice. The distribution agreement grants PMPE the ability to obtain limited exclusive distribution rights within the territories and for the customers covered by the distribution agreement, provided PMPE makes certain minimum purchases. Pursuant to the distribution agreement, if PMPE achieves certain volume requirements, we agreed to issue PMPE shares of our common stock. As of December 2021, we have received over $1,325,000 of purchase orders against that agreement and PMPE has earned an aggregate of 23,098 shares of common stock pursuant to the agreement. In December 2020, we signed an additional distribution agreement with PMPE related to an additional application of the NV-14. This agreement does not have any exclusivity provisions and may be terminated by either party for any reason on 90 days’ notice.  Since signing with PMPE, together we have added installers throughout Nevada, Arizona, Utah, Oklahoma, Puerto Rico, Texas, Florida, and Colorado. Additionally, PMPE is pursuing larger multi-year commercial projects that are an ideal fit for NeoVolta. We will use capital to build production and inventory in 2022 to service these pending contracts. We continue to grow our relationship with PMPE through the synergy of their network and marketing efforts with our product development and customization to meet their needs. We will continue to seek out distributor relationships similar to PMPE through industry networking and direct sales, though we also believe the growth of the NeoVolta brand will begin to attract distributors to us.”

B.The Company notes the Staff’s comment and has revised the disclosure regarding five-year exclusive supply agreement as follows:

“Further, the Agreement provides for the Company and the Asian supplier to enter into a new five-year exclusive supply agreement pertaining to its NV7600 product. In accordance with the Agreement, the Company and the Asian supplier entered into the initial five-year exclusive supply agreement on August 30, 2021. The initial term of the supply agreement is five years, provided that the Company has an option to renew the supply agreement for another two years. The supply agreement may be terminated by either party upon a material breach of the supply agreement, which remains uncured. In addition, the Company may terminate the supply agreement for any reason on 90 days’ notice. Among other things, the initial supply agreement provides that the pricing of the Company’s purchases of the component from the supplier during the term of the agreement will be on a “most favored nations” basis. Additionally, the initial supply agreement contains other provisions regarding purchase order scheduling, delivery and acceptance by the Company of the component purchases, and the supplier’s warranty of the purchased components. Pursuant to the supply agreement, the supplier agreed to exclusively sell the NV7600 product to the Company, which exclusivity survives the termination of the supply agreement.”

Certain Relationships and Related Party Transactions, page 52

10.Please update the disclosure in this section. For example, please state whether Colonel Wilson and Mr. Bond reached the milestones mentioned in this section.

Response:

The Company notes the Staff’s comment and has updated the referenced disclosure to address the Staff’s comments.

Securities and Exchange Commission

Financial Statements, page 66

11.Please include updated interim financial statements for the period ended December 31, 2021. Please similarly update all financial information throughout your filing. Refer to Rule 8-08 of Regulation S-X.

Response:

The Company has included updated interim financial statements for the period ended December 31, 2021, in the Amended Draft Registration Statement and made corresponding updates its financial information throughout the filing.

Recent Sales of Unregistered Securities, page II-2

12.Please ensure that you have included in this section the information required by Item 701 of Regulation S-K. For example, we note that the information in this section does not include the issuance of shares mentioned in the fifth full paragraph on page F-9 or the issuance of shares since September 30, 2021.

Response:

The Company notes the Staff’s comment and has updated the Recent Sales of Unregistered Securities section to disclose the information required by Item 701 of Regulation S-K, including issuance of shares mentioned in the fifth full paragraph on page F-9 or the issuance of shares since September 30, 2021.

Signatures, page II-4

13.Please include the text that Form S-1 requires to appear on the Signatures page.

Response:

The Company notes the Staff’s comment and has revised the Signature page to include the following text:

“Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.”

Exhibits

14.Please file as exhibits the three-year exclusive supply agreement, the lease agreement and the five-year exclusive supply agreement mentioned on pages 37, 41 and F-22, respectively.

Response:

Copies of the three-year exclusive supply agreement, the lease agreement and the five-year exclusive supply agreement have been added as Exhibits 10.7, 10.9 and 10.8, respectively. Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the SEC, certain portions of the exclusive supply agreement and the five-year exclusive supply agreement have been redacted to exclude confidential information and a notation of the removal of this information has been added in the table of exhibits for Exhibit 10.7 and Exhibit 10.8.

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Securities and Exchange Commission

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc: Brent Willson, CEO